Exhibit 99.1
Waldencast Regains Compliance with Nasdaq Filing Requirements

March 25, 2024 – White Plains, New York – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, announced that on March 21, 2024 the Company received formal notice from the Nasdaq Hearings Panel (the “Panel”) confirming that it has regained compliance with Nasdaq’s filing requirements, as set forth in Nasdaq Listing Rule 5250(c) (the “Periodic Filing Rule”) following the filing of the Company’s financial results for the interim period ended June 30, 2023 with the U.S. Securities and Exchange Commission. In line with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the compliance determination (March 21, 2024), pursuant to which in the event the Company fails to timely satisfy the Periodic Filing Rule during the one-year monitor period, the Company will not have the opportunity to provide a compliance plan for the Nasdaq Listing Qualifications Staff’s review; rather, Nasdaq would instead issue a delist determination pursuant to which the Company could request a hearing and stay of the delist determination pending another hearing before the Panel.

Waldencast is proud to have accomplished this significant milestone and looks forward to providing further updates on its fiscal year 2023 performance in connection with the publication of its 2023 20-F.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include: the Company’s timing of filing its 2023 20-F; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to maintain compliance with Nasdaq’s Periodic Filing Rule , including during the one-year Nasdaq monitoring period, which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of the Company’s securities due to a variety of factors, including the Company’s inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of the Company to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the SEC on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this Form 6-K, whether as a result of new information, future events, changes in assumptions or otherwise.

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Skincare products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website, Facebook, Twitter and Instagram pages.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients. The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners including Sephora in North America, Europe, the Middle East and Australia and Cult Beauty and Selfridges in the UK.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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